15027288

SECURI... ON

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 13 2015
WASH., D.C.
196

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2014 (MM/DD/YY) AND ENDING 05/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodington & Company

OFFICIAL USE ONLY
31353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington — 415-391-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodington & Company, as of May 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

– please see attached –

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). Operations
- ☑ (d) Statement of Changes in Financial Condition. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 6th day of July, 2015, by Jeffrey C. Bodington, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WENDY NG
Commission # 2070882
Notary Public - California
San Francisco County
My Comm. Expires Jun 8, 2018

(Seal) Signature ______

BODINGTON & COMPANY

Financial Statements and Supplemental
Information Required by Rule 17a-5
For the year ended May 31, 2015
with Reports of Independent
Registered Public Accounting Firm

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Certified Public Accountants

Bodington & Company

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended May 31, 2015

with

Reports of Independent Registered Public Accounting Firm

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Registered Public Accounting Firm

To the shareholder of Bodington & Company

We have audited the accompanying statement of financial condition of Bodington & Company (the Company) as of May 31, 2015, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
June 18, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Bodington & Company
Statement of Financial Condition
As of May 31, 2015

Assets

Current assets		
Cash	$	19,361
Accounts receivable		41,920
Prepaid expenses and other current assets		2,590
Total current assets		63,871
Furniture and equipment, at cost		39,006
Less accumulated depreciation		(39,006)
		-
Total assets	$	63,871

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	4,000
Income taxes payable, deferred		3,900
Total current liabilities		7,900
Stockholder's equity		
Common stock, no par value, 100 shares authorized, 15 shares issued and outstanding		45,000
Paid in capital		10,000
Retained earnings		971
Total stockholder's equity		55,971
Total liabilities and stockholder's equity	$	63,871

See accompanying notes.

Bodington & Company
Statement of Income
For the year ended May 31, 2015

Revenues		
Commissions, fees and expense reimbursements	$	545,357
Expenses		
Salaries		346,000
Retirement plan		52,000
Employee benefits		45,320
Payroll taxes		12,603
Consultants and outside services		27,443
Rent		24,821
Office supplies and expenses		3,011
Telephone		6,450
Accounting		7,382
Data services and trade associations		3,130
Insurance		500
Travel and other		2,178
Total expenses		530,838
Income before taxes		14,519
Taxes on income		2,300
Net income	$	12,219

See accompanying notes.

Bodington & Company
Statement of Changes in Stockholder's Equity
For the year ended May 31, 2015

	Common stock		Paid in	Retained	Total stockholder's
	Shares	Amount	capital	earnings	equity
Balances, May 31, 2014	15	$ 45,000	$ -	$ (11,248)	$ 33,752
Additional paid in capital	-	-	10,000	-	10,000
Net income	-	-	-	12,219	12,219
Balances, May 31, 2015	15	$ 45,000	$ 10,000	$ 971	$ 55,971

See accompanying notes.

Bodington & Company
Statement of Cash Flows
For the year ended May 31, 2015

Cash flows from operating activities		
Net income	$	12,219
Adjustments to reconcile net income to net cash used by operating activities		
Deferred income taxes		1,500
Increase in accounts receivable		(14,619)
Decrease in accounts payable		(1,000)
Net cash used by operating activities		(1,900)
Cash flows from financing activities		
Additional paid in capital		10,000
Net increase in cash		8,100
Cash, beginning of year		11,261
Cash, end of year	$	19,361
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

See accompanying notes.

Bodington & Company
Notes to Financial Statements
May 31, 2015

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At May 31, 2015, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

The Company follows accounting principles generally accepted in the United

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2015

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 2012 to 2015 are open for examination by the Internal Revenue Service and years May 2011 to 2015 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation was computed using the declining balance method over estimated useful lives of from five to seven years. The Company generally capitalized individual purchases of $1,000 or more.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2015.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2015

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2015:

Current	
State	$ 800
Federal	-
	800
Deferred	
State	-
Federal	1,500
	1,500
Total	$ 2,300

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences.

At May 31, 2015 the Company had federal and California net operating loss carryforwards of approximately $29,600 that were used to reduce its deferred tax liability.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments. Future minimum payments by fiscal years ending May 31 required under the operating lease total as follows:

2016	$23,096
2017	1,928
	$25,024

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2015

Note 3 - Lease obligation (continued)

Rent expense for the year ended May 31, 2015 was $24,821, and included certain operating charges passed through to the Company by the lessor.

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $52,000 were paid to the plan for the year ended May 31, 2015.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2015, the Company had net capital, as defined under the Rule, of $15,361, which exceeded the minimum requirement of $5,000 by $10,361. The Company's aggregate indebtedness, as defined under the Rule, was 26% of its net capital.

Note 6 - Concentrations

Revenue from contracts with three customers comprised 76% of total revenues for the year ended May 31, 2015.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through June 18, 2015, the date which these financial statements were issued. Management concluded that no material subsequent events have occurred since May 31, 2015 that required recognition or disclosure in such financial statements.

Supplemental Information required by
Rule 17a-5 under the
Securities Exchange Act of 1934

Bodington & Company
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2015

Net Capital		
Total stockholder's equity		$ 55,971
Non allowable assets		
Accounts receivable	(41,920)	
Prepaid expenses and other current assets	(2,590)	
Total non-allowable assets		(44,510)
Other credits – deferred taxes		3,900
Net capital		$ 15,361
Total aggregate indebtedness		$ 4,000
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 267
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 10,361
Net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker		$ 9,361
Percentage of aggregate indebtedness to net capital		26%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2015

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2015)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2015

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

BODINGTON & COMPANY

50 California Street, Suite 630
San Francisco, CA 94111
Telephone (415) 391-3280
Facsimile (415) 391-7220

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

June 18, 2015

Wilson Markle Stuckey Hardesty & Bott, LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Bodington & Company (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Bodington & Company".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Jeffrey C. Bodington
President

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Bodington & Company (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
June 18, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM